                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                             Dynatech Corporation
                               (Name of Company)

                                 Common Stock
                        (Title of Class of Securities)
                                  268140 10 0
                                (CUSIP Number)

                              Franci J. Blassberg
                             Debevoise & Plimpton
                               875 Third Avenue
                              New York, NY 10022
                                (212) 909-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 May 23, 2000

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S) (S) 240.13d-1(3), 240.13d-1(F) or 240.13d-1(g), check
the following box (   ).

Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934("Act") or otherwise subject to the liabilities of that section of the Act but shall not subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 268140 10 0                   13D                   PAGE 2 OF 19 PAGES

--------------------------------------------------------------------------------



1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Clayton, Dubilier & Rice Fund V Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
                                                                       (a)  (  )
                                                                       (b)  (  )
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                    (  )

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF               7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY
      EACH                 -----------------------------------------------------
    REPORTING                8   SHARED VOTING POWER
     PERSON                          123,290,770
      WITH
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                       123,290,770

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    123,290,770
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                 (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

CUSIP NO. 268140 10 0                   13D                   PAGE 3 OF 19 PAGES

--------------------------------------------------------------------------------



1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CD&R Associates V Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
                                                                       (a)  (  )
                                                                       (b)  (  )
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                    (  )

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF               7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY
      EACH                 -----------------------------------------------------
    REPORTING                8   SHARED VOTING POWER
     PERSON                          123,290,770
      WITH
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                        0

                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                       123,290,770

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    123,290,770
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                 (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

CUSIP NO. 268140 10 0                   13D                   PAGE 4 OF 19 PAGES

--------------------------------------------------------------------------------



1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CD&R Investment Associates II, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
                                                                       (a)  (  )
                                                                       (b)  (  )
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                    (  )

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF               7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY
      EACH                 -----------------------------------------------------
    REPORTING                8   SHARED VOTING POWER
     PERSON                          123,290,770
      WITH
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                        0

                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                       123,290,770

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    123,290,770
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                 (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

CUSIP NO. 268140 10 0                   13D                   PAGE 5 OF 19 PAGES

--------------------------------------------------------------------------------



1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CD&R Investment Associates, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
                                                                       (a)  (  )
                                                                       (b)  (  )
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                    (  )

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware
--------------------------------------------------------------------------------
     NUMBER OF               7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY
      EACH                 -----------------------------------------------------
    REPORTING                8   SHARED VOTING POWER
     PERSON                          123,290,770
      WITH
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                       123,290,770

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    123,290,770
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                 (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    68%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

CUSIP NO. 268140 10 0                   13D                   PAGE 6 OF 19 PAGES

--------------------------------------------------------------------------------



1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Clayton, Dubilier & Rice Fund VI Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  (  )
                                                                       (b)  (  )
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                    (  )

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF               7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY
      EACH                 -----------------------------------------------------
    REPORTING                8   SHARED VOTING POWER
     PERSON                          30,625,000
      WITH
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                     30,625,000

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,625,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                 (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

CUSIP NO. 268140 10 0                   13D                   PAGE 7 OF 19 PAGES

--------------------------------------------------------------------------------



1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CD&R Associates VI Limited Partnership
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  (  )
                                                                       (b)  (  )
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                    (  )

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF               7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY
      EACH                 -----------------------------------------------------
    REPORTING                8   SHARED VOTING POWER
     PERSON                          30,625,000
      WITH
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                       10

                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                     30,625,000

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,625,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                 (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

CUSIP NO. 268140 10 0                   13D                   PAGE 8 OF 19 PAGES

--------------------------------------------------------------------------------



1  NAME OF REPORTING PERSON

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   CD&R Investment Associates VI, Inc.
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  (  )
                                                                       (b)  (  )
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                    (  )

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   Cayman Islands
--------------------------------------------------------------------------------
     NUMBER OF               7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY                         0
     OWNED BY
      EACH                 -----------------------------------------------------
    REPORTING                8   SHARED VOTING POWER
     PERSON                          30,625,000
      WITH
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                           -----------------------------------------------------
                             10  SHARED DISPOSITIVE POWER
                                     30,625,000

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,625,000
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)                                                 (  )

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    CO
--------------------------------------------------------------------------------

CUSIP NO. 268140 10 0                   13D                   PAGE 9 OF 19 PAGES

--------------------------------------------------------------------------------

                           Statement on Schedule 13D

     This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment No. 1") amends the Schedule 13D filed on June 1, 1998 (the "Schedule 13D") on behalf of the Reporting Persons (as defined below) with respect to their beneficial ownership of the common stock, par value $.01 per share (the "Shares"), of Dynatech Corporation, a Delaware corporation (the "Company").

     Information in respect of each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person.

Item 2. Identity and Background.

     (a) Reference is made to Rows 1 and 6 of the cover pages for the name and citizenship or place or organization, respectively, of the persons filing this Schedule 13D (the "Reporting Persons" and individually a "Reporting Person").

     Item 2(a) of the Schedule 13D is amended and supplemented by adding the following at the end thereof:

     The following persons are directors or executive officers of CD&R Investment Associates VI, Inc. ("Associates VI, Inc."):

     B. Charles Ames

     Michael G. Babiarz

     William A. Barbe

     Kevin J. Conway

     Brian D. Finn

     Donald J. Gogel

     Thomas E. Ireland

     Ned C. Lautenbach

     Christopher Mackenzie

     Charles P. Pieper

     Joseph L. Rice, III

     James W. Rogers

     David A. Novak

     Richard J. Schnall

     Benedict von Schroeder

     George W. Tamke

     David H. Wasserman

     (b) Items 2(b) - (f) of the Schedule 13D are amended and restated in their entirety as follows:

     The business address for each of the following persons listed in Item 2, is c/o Clayton Dubilier & Rice, Inc., 375 Park Avenue, New York, New York 10125:

     Messrs. Rice, Ames, Gogel, Barbe, Finn, Conway, Barbiarz, Ireland, Lautenbach, Rogers, Schnall, Tamke and Wasserman.

     The business address for Messrs. Mackenzie, Novak, Pieper and von Schroeder is c/o Clayton Dubilier & Rice, Limited, 45 Berkeley Street, London WIAWEB.

     The business address for each of the following persons listed in Item 2 is located at 1403 Foulk Road, Suite 106, Wilmington, DE 19803:

CUSIP NO. 268140 10 0                  13D                   PAGE 10 OF 19 PAGES

--------------------------------------------------------------------------------

     Clayton, Dubilier & Rice Fund V Limited Partnership ("Fund V"), CD&R Associates V Limited Partnership ("Associates V"), Associates II, Inc., Associates, Inc., Clayton, Dubilier & Rice Fund VI Limited Partnership ("Fund VI"), CD&R Associates VI Limited Partnership ("Associates VI"), and Associates VI, Inc.

     The business address for Associates Cayman Inc. is located at Ugland House, South Church Street, Grand Cayman, Cayman Islands BWI.

     (c) Fund V is a private investment fund. Associates V is the general partner of Fund V. Associates II, Inc. is the managing partner of Associates V. Associates Cayman Inc. and Associates Inc. are also general partners of Associates V. Fund VI is a private investment fund. Associates VI is the general partner of Fund VI. Associates VI, Inc. is the general partner of Associates VI.

     Messrs. Ames, Barbe, Babiarz, Conway, Finn, Gogel, Ireland, Lautenbach, Rice, Rogers, Schnall, Tamke and Wasserman are executive employees of Clayton, Dubilier & Rice, Inc., 375 Park Avenue, 18th Floor, New York, New York 10152.

     Messrs. Mackenzie, Pieper, Novak and von Schroeder are executive employees of Clayton, Dubilier & Rice Limited and of Clayton, Dubilier & Rice International, Inc.

     (d) and (e) None of the persons or entities with respect to whom information is required by this Item 2 has been, during the last five years, either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting activities subject to, federal or state securities law or finding any violation of such laws.

     (f) Christopher Mackenzie is a citizen of the United Kingdom, and Benedict von Schroeder is a citizen of Germany. All other natural persons listed in this
Item 2 are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     On May 23, 2000, in connection with the merger of Wavetek Wandel Goltermann, Inc., a Delaware corporation ("WWG"), and a subsidiary of the Company, Fund V and Fund VI acquired 12.5 million and 30.625 million Shares, respectively, for $50 million and $122.5 million, respectively. Fund V and Fund VI obtained such funds from a capital contribution from their respective partners.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Fund V and Fund VI are private investment funds that invest in equity and equity-related securities. The Shares have been acquired by the Reporting Persons for investment purposes. The Reporting Persons may sell some or all of the Shares either in the open market or in private transactions depending on their evaluation of the Company's business, prospects and financial condition, the market for the Shares, other opportunities available to the Reporting Persons, prospects for the Reporting Persons' own businesses, general economic conditions and stock market conditions and other further developments. Depending on the same factors, the Reporting Persons may decide to make additional purchases of Shares.

     Except as described in the next sentence, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a). Later this year, the Company, with the consent of the Reporting Persons, may change its corporate name and may issue new shares of common stock in a public offering.

Item 5. Interest in Securities of the Company.

     Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     (a) (i) Fund V is the direct beneficial owner of 123,290,770 Shares, representing approximately 68% of the outstanding shares of common stock of the Company (based on the number of shares outstanding on June 12, 2000).

CUSIP NO. 268140 10 0                  13D                   PAGE 11 OF 19 PAGES

--------------------------------------------------------------------------------

     (ii) By virtue of its position as general partner of Fund V, Associates V may be deemed to be the beneficial owner of all of the Shares in which Fund V has direct beneficial ownership.

     (iii) By virtue of its position as a general partner of Associates V, each of Associates Inc., Associates II, Inc. and Associates Cayman Inc. may be deemed to be the beneficial owner of all of the Shares in which Fund V has direct beneficial ownership.

     (iv) Each of Associates V, Associates Inc., Associates II Inc. and Associates Cayman Inc. disclaims beneficial ownership of the Shares owned by Fund V.

     (v) Fund VI is the direct beneficial owner of 30,625,000, representing approximately 17% of the outstanding shares of common stock of the Company (based on the number of shares outstanding on June 12, 2000.)

     (vi) By virtue of its position as general partner of Fund VI, Associates VI may be deemed to be the beneficial owner of all of the Shares in which Fund VI has direct beneficial ownership.

     (vii) By virtue of its position as general partner of Associates VI, Associates VI, Inc. may be deemed to be the beneficial owner of all of the Shares in which Fund VI has direct beneficial ownership.

     (viii) Each of Associates VI and Associates VI, Inc. disclaims beneficial ownership of the Shares in which Fund VI has direct beneficial ownership.

     (ix)   Except as described in Sections (a)(i) - (viii), no person listed in
Item 2 of this Schedule 13D is a beneficial owner of the Shares in which Fund V and Fund VI have direct beneficial ownership.

     (b) (i) The persons listed in sections (a)(i) - (iv) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 123,290,770 shares of common stock of the Company.

     (ii) The persons listed in sections (a)(v) - (viii) of this Item 5 may be deemed to share the power to vote or to direct the vote of and to dispose or direct the disposition of 30,625,000 shares of common stock of the Company.

     (c) On May 23, 2000, Fund V and Fund VI acquired from the Company 12.5 million and 30.625 million shares of newly-issued but unregistered common stock of the Company, respectively, for $4.00 per share and aggregate consideration of $50 million and $122.5 million, respectively.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Company.

     Item 6 of the Schedule 13D is amended and supplemented by inserting immediately before the last paragraph thereof, the following:

     On May 23, 2000, in connection with the purchase of the Shares by Fund V and Fund VI, the Registration Rights Agreement was amended to provide that the rights granted thereunder extend to the Shares acquired by Fund V and Fund VI on May 23, 2000.

     Fund V is a private investment fund that invests in equity and equity-related securities. Associates V is entitled to a portion of the net gain realized by Fund V on its investments. The partners of Associates V -- Associates II, Inc., Messrs. Rice, Ames, Gogel, Barbe, Finn, Pieper, Conway, Babiarz, MacKenzie, Novak, Lautenbach, Rogers, von Schroeder, Tamke, Wasserman, Ireland and Schnall -- are entitled to a portion of the net gain to which Associates V is entitled. The shareholders of Associates II, Inc. -- Messrs. Rice, Ames, Gogel, Barbe, Finn, Pieper, Conway, Babiarz, Mackenzie, Novak, Lautenbach, von Schroeder, Tamke, Ireland, Schnall and Wasserman -- are entitled to the net gain to which Associates II, Inc. is entitled.

     Fund VI is a private investment fund that invests in equity and equity-related securities. Associates VI, the general partner of Fund VI, is entitled to a portion of the net gain realized in Fund VI on its investments. The partners of Associates VI, including Associates VI, Inc., the general partner of Associates VI, and the limited partners of Associates VI (which include Messrs. Ames, Babiarz, Barbe, Conway, Finn, Gogel, Tobias H. Gordorf, Ireland, Lautenbach, MacKenzie, Novak, Pieper, Rice, Rogers and Wasserman) are entitled to a portion of the net gain to which Associates VI is entitled. The shareholders of Associates VI, Inc., which include Messrs. Ames, Babiarz, Barbe, Conway, Finn, Gogel, Ireland, Lautenbach, Mackenzie, Pieper, Rice, Rogers, Schnall, von Schroeder, Tamke and Wasserman, are entitled to the net gain to which Associates VI, Inc. is entitled.

CUSIP NO. 268140 10 0                  13D                   PAGE 12 OF 19 PAGES

--------------------------------------------------------------------------------

Item 7. Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

     Exhibit 7 Joint Filing Agreement, dated July 07, 2000, among Fund V, Associates V, Associates Inc., Associates II Inc., Associates Cayman Inc., Fund VI, Associates VI and Associates VI, Inc.

CUSIP NO. 268140 10 0                  13D                   PAGE 13 OF 19 PAGES

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 7, 2000

                                     CLAYTON, DUBILIER & RICE
                                     FUND V LIMITED PARTNERSHIP

                                     By:  CD&R Associates V Limited Partnership,
                                          its General Partner

                                     By:  CD&R Investment Associates II, Inc.,
                                          its managing general partner


                                     By: /s/ William A. Barbe
                                         --------------------------------------
                                         Name:  William A. Barbe
                                         Title: Vice President

CUSIP NO. 268140 10 0                  13D                   PAGE 14 OF 19 PAGES


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000

                                      CD&R ASSOCIATES V LIMITED
                                      PARTNERSHIP

                                      By:   CD&R Investment Associates II, Inc.,
                                            its managing general partner


                                      By: /s/ William A. Barbe
                                          ------------------------------------
                                          Name:  William A. Barbe
                                          Title: Vice President

CUSIP NO. 268140 10 0                  13D                   PAGE 15 OF 19 PAGES

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000

                                      CD&R INVESTMENT ASSOCIATES II INC.


                                      By: /s/ William A. Barbe
                                          -------------------------------------
                                         Name:  William A. Barbe
                                         Title: Vice President

CUSIP NO. 268140 10 0                  13D                   PAGE 16 OF 19 PAGES

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000

                                  CD&R INVESTMENT ASSOCIATES, INC.

                                  By: /s/ William A. Barbe
                                      ---------------------------------------
                                     Name:  William A. Barbe
                                     Title: Vice President

CUSIP NO. 268140 10 0                  13D                   PAGE 17 OF 19 PAGES

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000

                                    CLAYTON, DUBILIER & RICE FUND VI
                                    LIMITED PARTNERSHIP

                                    By: CD&R Associates VI Limited Partnership,
                                        its General Partner

                                    By: CD&R Investment Associates VI, Inc.,
                                        its general partner

                                    By: /s/ William A. Barbe
                                        --------------------------------------
                                       Name:  William A. Barbe
                                       Title: Vice President

CUSIP NO. 268140 10 0                  13D                   PAGE 18 OF 19 PAGES

--------------------------------------------------------------------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000

                                      CD&R ASSOCIATES VI LIMITED PARTNERSHIP

                                      By: CD&R Investment Associates VI, Inc.,
                                           its general partner


                                      By: /s/ William A. Barbe
                                          -------------------------------------
                                         Name:  William A. Barbe
                                         Title: Vice President
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CUSIP NO. 268140 10 0                  13D                   PAGE 19 OF 19 PAGES

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2000

                                       CD&R INVESTMENT  ASSOCIATES VI, INC.


                                       By: /s/ William A. Barbe
                                           ------------------------------------
                                           Name:  William A. Barbe
                                           Title: Vice President